UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO
SECTION 13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
May, 2022
Commission File Number:
001-36815

Ascendis Pharma A/S
(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12
DK-2900
Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒                Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):

☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE
This report on Form
6-K
shall be deemed to be incorporated by reference into the registration statements on Form
S-8
(Registration Numbers
333-203040,
333-210810,
333-211512,
333-213412,
333-214843,
333-216883,
333-228576,
333-254101
and
333-261550)
and Form
F-3
(Registration Numbers
333-209336,
333-211511,
333-216882,
333-223134,
333-225284
and
333-256571)
of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as exhibits to this Report on Form
6-K
is information regarding the Company’s financial results for the fiscal quarter ended March 31, 2022.
Exhibits

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.IAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 11, 2022	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer